Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIOS

(in thousands)

	Year Ended December 31,
	2012	2013	2014	2015	2016
Earnings:
Pretax income (loss)	5,025	(46,090)	(60,542)	(88,929)	(141,090)
Add fixed charges	2,807	2,568	2,295	1,984	1,633

Total Earnings	7,832	(43,522)	(58,247)	(86,945)	(139,457)

Fixed charges:
Interest expensed, including amortization of debt discount and deferred financing costs	0	0	0	0	0
Estimated interest component of rent expense	2,807	2,568	2,295	1,984	1,633

Total fixed charges	2,807	2,568	2,295	1,984	1,633

Ratio of earnings to fixed charges	2.8	N/A	N/A	N/A	N/A
Deficiency of earnings available to cover fixed charges	—	(46,090)	(60,542)	(88,929)	(141,090)